EXHIBIT 99.1

GameSquare Announces Growing Performance Marketing Capabilities and Contract Wins

Multiple New Clients Represent over $2 Million of Annual Revenue

Accelerating Performance Marketing Efforts are Expected to Drive

$8 to $10 Million in Annual Revenue in 2024

Success Leverages GameSquare’s Leading Technology, Agency, and Creative Assets

September 27, 2023, Frisco, Texas – GameSquare Holdings, Inc. ("GameSquare", or the "Company") (NASDAQ: GAME) (TSXV: GAME) today announced multiple renewal and new contracts for the Company’s rapidly growing performance marketing capabilities.  Combined, the Company expects annual revenue of over $2 million in 2023 from these contracts and believes performance marketing sales can grow to $8 to $10 million in annual revenue in 2024, based on expanding demand from existing and new clients.  Gross margin on performance marketing initiatives are expected to be between 25% and 30% of sales.

GameSquare’s recent and historical success in the technology and gaming categories is a result of the Company’s end-to-end capabilities that combine best-in-class technology assets with award-winning agency and creative capabilities.  As a result, the Company can offer unparalleled insight into consumer behaviors, develop data-driven creative strategies, and measure and optimize campaigns towards customer acquisition goals in real-time - creating impactful marketing solutions that drive ROI for GameSquare’s customers.

Justin Kenna, CEO of GameSquare stated, "GameSquare’s collection of agency businesses allows us to have the capabilities of a full-service organization, with the niche expertise and rapid deployment of a boutique shop. In addition, we now have end-to-end capabilities that allow us to combine the science of Engine Gaming’s technology assets with GameSquare’s creative agencies.  This creates what we believe is the world’s first performance-based creator marketing platform for gaming and esports - providing our clients with informed creator marketing strategies that drive measurable results and strong customer acquisition performance.”

Mr. Kenna continued, “As a result of the growing challenges brands are facing, we have seen accelerating demand for GameSquare’s unique performance marketing capabilities.  We are allocating additional resources to capture this demand and believe performance marketing sales can grow to $8 to $10 million in 2024.”

About GameSquare Holdings, Inc.

GameSquare is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GAME's end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifesstyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform.

For more information, visit www.gamesquare.com.

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Forward-Looking Information

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Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Corporate Contact

Lou Schwartz, President

Phone: (216) 464-6400

Email: ir@gamesquare.com

Investor Relations

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

Media Relations

Chelsey Northern / The Untold

Phone: (254) 855-4028

Email: pr@gamesquare.com

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